SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER

THE TRUST INDENTURE ACT OF 1939 OF A

CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an Application to Determine Eligibility of

a Trustee Pursuant to Section 305(b)(2) ☐

U.S. BANK NATIONAL ASSOCIATION

(Exact name of Trustee as specified in its charter)

31-0841368

I.R.S. Employer Identification No.

800 Nicollet Mall Minneapolis, Minnesota	55402
(Address of principal executive offices)	(Zip Code)

April E. Lancsak

U.S. Bank National Association

190 S. LaSalle Street, 7th Floor

Chicago, IL 60603

(312) 332-7495

(Name, address and telephone number of agent for service)

Ford Credit Auto Lease Trust 2019-A

(Issuer with respect to the Securities)

Delaware	38-0549190
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One American Road Dearborn, Michigan	48126
(Address of Principal Executive Offices)	(Zip Code)

Asset Backed Securities

(Title of the Indenture Securities)

FORM T-1

Item 1.                                 GENERAL INFORMATION.  Furnish the following information as to the Trustee.

a)                       Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency

Washington, D.C.

b)                       Whether it is authorized to exercise corporate trust powers.

Yes

Item 2.                                 AFFILIATIONS WITH OBLIGOR.  If the obligor is an affiliate of the Trustee, describe each such affiliation.

None

Items 3-15                                     Items 3-15 are not applicable because to the best of the Trustee’s knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

Item 16.                          LIST OF EXHIBITS:  List below all exhibits filed as a part of this statement of eligibility and qualification.

1.              A copy of the Articles of Association of the Trustee.*

2.              A copy of the certificate of authority of the Trustee to commence business, attached as Exhibit 2.

3.              A copy of the certificate of authority of the Trustee to exercise corporate trust powers, attached as Exhibit 3.

4.              A copy of the existing bylaws of the Trustee.**

5.              A copy of each Indenture referred to in Item 4.  Not applicable.

6.              The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, attached as Exhibit 6.

7.              Report of Condition of the Trustee as of September 30, 2018 published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

* Incorporated by reference to Exhibit 25.1 to Amendment No. 2 to registration statement on S-4, Registration Number 333-128217 filed on November 15, 2005.

** Incorporated by reference to Exhibit 25.1 to registration statement on form S-3ASR,  Registration Number 333-199863 filed on November 5, 2014.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago, State of Illinois on the 12th of February, 2019.

By:	/s/ April E. Lancsak
April E. Lancsak
Vice President

Exhibit 2  Office of the Comptroller of the Currency  Washington, DC 20219  CERTIFICATE OF CORPORATE EXISTENCE  I, Joseph Otting, Acting Comptroller of the Currency, do hereby certify that:  1. The Comptroller of the Currency, pursuant to Revised Statutes 324, et seq, as amended, and 12 USC 1, et seq, as amended, has possession, custody, and control of all records pertaining to the chartering, regulation, and supervision of all national banking associations.  2. “U.S. Bank National Association,” Cincinnati, Ohio, (Charter No. 24), is a national banking association formed under the laws of the United States and is authorized thereunder to transact the business of banking on the date of this certificate.  IN TESTIMONY WHEREOF, today, August 1, 2018, I have hereunto subscribed my name and caused my seal of office to be affixed to these presents at the U.S. Department of the Treasury, in the City of Washington, District of Columbia.  /s/ Joseph Otting  Comptroller of the Currency

Exhibit 3    Office of the Comptroller of the Currency  Washington, DC 20219  CERTIFICATION OF FIDUCIARY POWERS  I, Joseph Otting, Acting, Comptroller of the Currency, do hereby certify that:  1. The Office of the Comptroller of the Currency, pursuant to Revised Statutes 324, et seq, as amended, and 12 USC 1, et seq, as amended, has possession, custody, and control of all records pertaining to the chartering, regulation, and supervision of all national banking associations.  2. “U.S. Bank National Association,” Cincinnati, Ohio (Charter No. 24), was granted, under the hand and seal of the Comptroller, the right to act in all fiduciary capacities authorized under the provisions of the Act of Congress approved September 28, 1962, 76 Stat. 668, 12 USC 92a, and that the authority so granted remains in full force and effect on the date of this certificate.  IN TESTIMONY WHEREOF, today, June 7, 2017, I have hereunto subscribed my name and caused my seal of office to be affixed to these presents at the U.S. Department of the Treasury, in the City of Washington, District of Columbia. Joseph Otting Comptroller of the Currency  5

Exhibit 6

CONSENT

In accordance with Section 321(b) of the Trust Indenture Act of 1939, the undersigned, U.S. BANK NATIONAL ASSOCIATION hereby consents that reports of examination of the undersigned by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.

Dated: February 12, 2019

	By:	/s/ April E. Lancsak
April E. Lancsak
Vice President

Exhibit 7

U.S. Bank National Association

Statement of Financial Condition

As of 9/30/2018

($000’s)

9/30/2018
Assets
Cash and Balances Due From Depository Institutions	$20,003,448
Securities	110,034,104
Federal Funds	31,434
Loans & Lease Financing Receivables	281,653,128
Fixed Assets	3,819,093
Intangible Assets	13,233,498
Other Assets	27,236,326
Total Assets	$456,011,031

Liabilities
Deposits	$342,906,860
Fed Funds	6,964,321
Treasury Demand Notes	0
Trading Liabilities	977,478
Other Borrowed Money	38,881,574
Acceptances	0
Subordinated Notes and Debentures	3,800,000
Other Liabilities	14,600,333
Total Liabilities	$408,130,566

Equity
Common and Preferred Stock	18,200
Surplus	14,266,915
Undivided Profits	32,793,053
Minority Interest in Subsidiaries	802,297
Total Equity Capital	$47,880,465

Total Liabilities and Equity Capital	$456,011,031